

FBL Financial Group, Inc.

Fight For A Fair Price

VOTE AGAINST ADOPTING THE PROPOSED MERGER

April 2021

CAPITAL RETURNS

Important Information

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Capital Returns Management, LLC and its affiliates (collectively, "Capital Returns") and are based on publicly available information with respect to FBL Financial Group, Inc. (the "Company"). Capital Returns recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Capital Returns' conclusions. Capital Returns reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Capital Returns disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Capital Returns herein are based on assumptions that Capital Returns believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Capital Returns currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Capital Returns from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Capital Returns discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Capital Returns expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Capital Returns. Although Capital Returns believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Capital Returns will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Capital Returns has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

CAPITAL RETURNS

Table of Contents

CAPITAL RETURNS

I. Executive Summary

About Capital Returns Management

▶ Long short equity hedge fund founded by Ronald Bobman in 2003

▶ Insurance specialist with industry operating, acquisition and investing experience spanning 30+ years

▶ Patient, long-term investor with a typical investment horizon of multiple years

▶ History of successful activism in the insurance sector

  ▶ Health Innovations, Watford Holdings and Protective Insurance

▶ Top 15 FBL Financial Group shareholder

  ▶ Capital Returns owns 140,000 shares of Class A common stock

  ▶ Investment thesis grounded in company's excellent track record of returning capital to shareholders, high-quality investment portfolio, specialty distribution model, leadership position in a niche market, and experienced management team

Overview of Parties Involved

Overview of Interested Parties	
FBL Financial Group, Inc. (FBL)	• Class A common stock trades on NYSE (FFG) • Manages all aspects of P&C affiliate FBPCIC • Sells life, annuity and investment products • Significant board overlap with FBPCIC & IFBF
Farm Bureau P&C Insurance Co. (FBPCIC)	• Sells P&C insurance products • Relies upon FBL for all employees & operations • Significant board overlap with FBL & IFBF • Owns 0.8% of FBL outstanding common shares
Iowa Farm Bureau Federation (IFBF)	• Not-for-profit, grassroots advocacy organization • Owns 60.5% of FBL outstanding common shares

Synopsis of the Situation

▶ FBL has agreed to be acquired by FBPCIC, an affiliate with which it shares directors, management and employees, for a price of $56 per share

▶ FBPCIC's initial interest in acquiring FBL became public in September 2020

▶ Special Committee formed to negotiate with FBPCIC failed to solicit outside bids, had no objective data that was not in the hands of the buyer, and received a flawed analysis from its financial advisor

▶ Special Committee communicated to FBPCIC in November that it expected to value FBL "in the mid-$50s"; FBPCIC offered $56 per share in January 2021

▶ Capital Returns urged Special Committee to protect the interests of unaffiliated shareholders, but no further attempts were made to negotiate with FBPCIC

▶ Capital Returns is soliciting proxies from other unaffiliated shareholders to vote against the proposed transaction, which significantly undervalues FBL

Transaction Value is Inadequate

We believe the raised / revised terms from FBPCIC to buyout the minority shareholders at $56.00 per share ***is not sufficiently adequate to warrant a vote in favor of the transaction.*** *We believe the offer doesn't reasonably account for the company's conservative asset leverage and investment portfolio, competitive advantage in an attractive niche market, and superb dividend record and would expect an offer price to include a takeover premium of ~20% applied to the company's 5-year average forward P/E multiple…*

– Greg Peters

ANALYST, RAYMOND JAMES

Source: Raymond James Research

8

I. Executive Summary

CAPITAL RETURNS

Process Was Flawed

- **Conflicts of interest**

  - FBL and FBPCIC have overlapping board members and executive management, meaning the same executives sit at both sides of the negotiating table

- **Abbreviated process**

  - Special Committee decided not to actively solicit outside interest, determined executing a go-private transaction is the best way to proceed, and indicated a price at which it was willing to support a transaction in a single meeting

- **Financial advisor's opinion was flawed**

  - Financial advisor included only two comparable transactions in its analysis – and one was a rejected takeover bid

  - Financial advisor inexplicably excluded the most recent acquisition of a publicly traded life insurance company

Price is Inadequate

▶ **The price is too low**

    ▶ Comparable take private deals and recently completed life transactions imply a valuation between $66 and $91 per share

    ▶ Transaction fails to adequately compensate shareholders for the rare, critically dependent relationship between FBL and FBPCIC

▶ **The transaction offers no meaningful premium to shareholders**

    ▶ The S&P 500 Life Insurance Index (S5LIFE) is up 46% since FBPCIC first publicly indicated its interest in taking FBL private suggesting that even without a deal FBL stock would be trading at approximately $54 per share

▶ **The transaction removes $1.50 special dividend to shareholders**

    ▶ Removal of special dividend was covert way of lowering transaction value, with FBL retaining ~$37M, instead of unaffiliated shareholders

Implied Price Ranges


Life Sector Stock Performance
Prior FBL Trading Prices
FBL Buybacks
Takeover Premium
Precedent Transactions
Director Stock Sales
Special Committee Deal Experience
Implied trading price without transaction
$40
$50
$60
$70
$80
$90
$100
$110
$120
Deal Price

Source: Bloomberg, Company reports, Capital Returns Management
Note: Prior trading price and takeover premium based on 3/5-year average P/E and P/B (ex. AOCI) multiples; buybacks based on high and low price-to-book range company paid to buyback shares between 2015-2019; life index based on performance of S5 Life Insurance Index

11

I. Executive Summary
CAPITAL RETURNS

II. Conflicts of Interest

CAPITAL RETURNS

Transaction Overview

FBL Financial Group, Inc.		
	Current Ownership	**Take Private Proposal**
Iowa Farm Bureau Federation (IFBF)	**60.5%**	**60.5%**
Farm Bureau P&C Insurance Co. (FBPCIC)	**0.8%**	**39.5%**
Public & Other Stockholders	**38.7%**	

Source: Company reports, Capital Returns Management

II. Conflicts of Interest
CAPITAL RETURNS

Background of Intertwined Relationship

1. IFBF members have access to insurance products sold by Farm Bureau Financial Services (FBFS)
2. FBFS sells life and annuity products through Farm Bureau Life and P&C insurance products through FBPCIC
3. Farm Bureau Life is a wholly owned subsidiary of FBL Financial Group
4. FBL manages all aspects of its affiliate P&C company FBPCIC
5. FBFS exclusive multi-line agents cross-sell life & annuity products to Farm Bureau P&C customers
6. IFBF owns 60.5% of FFG stock
7. FBPCIC owns 0.8% of FFG stock



Iowa Farm Bureau Federation (IFBF)
FBL Financial Group (NYSE: FFG)
Farm Bureau Life
Life, annuity and investment products
1,601 Agents
FBPCIC
Personal and commercial P&C products
953 Agents
Farm Bureau Financial Services
Royalties
1
2
3
4
5
6
7

Operational Overlap

FBPCIC Relies Entirely Upon FBL to Operate Its Business


Equipment lease agreements
Business, admin and management services
Investment advisory services
FBL Financial Group, Inc.
Office Space
Executive Management
Employees
Farm Bureau P&C Insurance
Agency force development and management

- Intertwined relationship between FBL and FBPCIC presents what we believe are difficult conflicts of interest that cast doubt on the ability of the FBL Special Committee to conduct arm's length negotiations with FBPCIC

Source: Company reports

15

II. Conflicts of Interest
CAPITAL RETURNS

Overlapping Board Seats

Director	Tenure	FBL	FBPCIC	IFBF
Craig D. Hill	14 years	✓	✓	✓
Joe D. Heinrich	8 years	✓	✓	✓
Richard W. Felts	6 years	✓	✓	
Kevin D. Paap	3 years	✓	✓	
Scott E. VanderWal	10 years	✓	✓	
Roger K. Brooks	12 years	✓		
Paul A. Juffer	4 years	✓		
Paul E. Larson	17 years	✓		
Bryan L. Searle	1 year	✓		
Daniel D. Pitcher	1 year	✓		

Half of FBL's Board overlaps with FBPCIC

Members of the Special Committee

Source: Company reports
Note: Tenure based on date elected to FBL Board, rounded to nearest full year

II. Conflicts of Interest
CAPITAL RETURNS

Overlapping Executive Management

Director	FBL	FBPCIC
Daniel D. Pitcher	CEO	CEO
Donald J. Seibel	CFO	CFO
Kelli A. Eddy	COO Life	VP P&C
Jay W. Seiboldt	COO P&C	COO P&C
Jeffrey A. Whitehead	CIO	CIO
Lori K. Geadelmann	GC	CCO
Daniel M. Koster	VP Marketing	VP Marketing
Ronald L. Mead	VP Sales	VP Sales

II. Conflicts of Interest
CAPITAL RETURNS

Executive Projections are Unreliable

- **Same executives sit at both sides of the negotiating table**
  - FBL and FPCIC have common executive management
  - FBL's executives were responsible for preparing FBPCIC's proposal
- **Company prepared projections are unreliable and inconsistent with historical levels of performance**
  - Richard Felts (FBPCIC's Chairman) and Craig Hill (FBPCIC Board Member) sit on FBL's Executive Committee, which has final say on approving FBL's Financial Plan



Adjusted Operating Earnings

■ Operating Income   ◇ Operating ROE (ex. AOCI)

Management Projections

2018A 2019A 2020A 2021E 2022E 2023E

Source: Company reports
Note: Adjusted operating earnings excludes impact of COVID losses and DAC unlocking

II. Conflicts of Interest
CAPITAL RETURNS

III. Inadequate Process

CAPITAL RETURNS

Conflicted Special Committee

- Special Committee should consist solely of independent and disinterested directors, yet members of FBL's Board serve with IFBF's approval

- The two companies share a management team and have several overlapping board members thus we do not believe this transaction was the result of rigorous, arm's length negotiations

- Special Committee was not provided with objective data, had no access to executives and was not supplied with other relevant information about FBL that was not already in the hands of FBPCIC

- The three members of the Special Committee – Roger Brooks, Paul Juffer, and Paul Larson – have served on the FBL Board for an average of 11 years

Source: Company reports

III. Inadequate Process
CAPITAL RETURNS

Failure to Solicit Outside Interest

▶ Special Committee did not authorize its financial advisor to solicit, and its financial advisor did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business

▶ Special Committee let IFBF stand in the way of its duty to maximize unaffiliated shareholder value by caving to IFBF posturing that the only outcome it supports is a take private transaction

▶ Numerous US and international insurers and private equity firms would have a keen interest in acquiring FBL

III. Inadequate Process
CAPITAL RETURNS

Pressure to Transact

▶ IFBF publicly and privately stated the only outcome it will support is the Take Private Proposal

▶ Special Committee members serve on FBL's Board with IFBF approval thus the Special Committee has incentive to satisfy IFBF's Board

▶ Special Committee decision to focus on going-private transaction appears to give very little consideration to continued operation on a stand-alone basis

▶ Special Committee concern that further negotiations with FBPCIC would cause it to abandon the transaction is unreasonable

▶ FBPCIC's repeated indications of "best and final" offers seemingly designed to put pressure on Special Committee to accept low-ball bid

Suspect Negotiating Tactics

▶ Special Committee named the price at which it would be willing to support a transaction – "in the mid $50's" – to FBPCIC's financial advisor early in the negotiations and **before** completing its analytical work

▶ FBPCIC Executive Committee recommended an increased offer of $55 per share to the Board almost immediately following informal feedback from the Special Committee then instructed its financial advisor not to engage in further negotiation and to indicate offer is "best and final"

▶ Special Committee seemingly ignored Capital Returns suggestions to maximize shareholder value, holding no meetings between acknowledging receipt of our letter (12/7/20) and agreeing to the revised proposal (12/11/20)

Source: Company reports

III. Inadequate Process

CAPITAL RETURNS

Lack of Pushback to Valuation Analysis

▶ Special Committee accepted its financial advisor's valuation analysis despite only including two comparable transactions (only one of which was an actual transaction) and excluding the most recent comparable transaction

▶ Special Committee named the price at which it would be willing to support a transaction – "in the mid $50's" – to buyer's financial advisor the **same day** its financial advisor presented its preliminary valuation analysis for the first time

▶ Valuation analysis should have raised red flags given two members of the Special Committee – Roger Brooks and Paul Larson – have been involved in the sale of life insurance companies in the past

▶ Financial advisor provided updated valuation analysis after our letter to the Special Committee was sent, yet there is no evidence the Special Committee questioned the difference in recent comparable transactions

III. Inadequate Process
CAPITAL RETURNS

Improved Offer Smoke and Mirrors

- Transaction presentation notes "negotiations secured a significantly improved offer" for shareholders and cites the 19% premium over the initial offer of $47 per share as evidence the Special Committee adequately performed its duty to maximize shareholder value

- Fails to acknowledge initial offer was a grossly inadequate low-ball bid that valued FFG at just 0.7x book value, substantially below multiples paid in similar transactions and significantly below average historic trading levels

- Effort to make revised Take Private Proposal appear attractive despite current consideration remaining significantly below the fair price for FBL and significantly below the price that FBPCIC and IFBF could pay

III. Inadequate Process
CAPITAL RETURNS

Exaggerated Review Process Rigor

- Special Committee claims of a rigorous review process prior to making its recommendation to FBL's Board do not mesh with reality

- Special Committee indicated a valuation supporting an offer price "in the mid $50s" after meeting just 6 times, 4 of which were procedural in natural

- <u>In a single meeting</u>, Special Committee decided not to actively solicit outside interest, determined executing a go-private transaction is best way to proceed, and indicated a price at which it was willing to support a transaction

- Special Committee claim it engaged in "multiple rounds" of negotiations resulting in a substantial increase over initial offer is grossly exaggerated

- Special Committee in similar transaction (EMCI) engaged in 6 rounds of negotiations, twice the number of FBL's Special Committee, and sought a 33% premium to the initial offer compared to 15-20% for FBL

Source: Company reports

III. Inadequate Process
CAPITAL RETURNS

IV. Flawed Analysis

CAPITAL RETURNS

Fundamentally Flawed Valuation Analysis

Date	Buyer	Target	P/B ex. AOCI	Implied Price
Sep '20	MassMutual/Athene	AEL	1.25x	$56.45
July '20	KKR	Global Atlantic	1.00x	$45.16
Feb '20	Fidelity National	FG Holdings	1.65x	$74.51

Inexplicably **included** rejected takeover bid (MassMutual/AEL)

Inexplicably **excluded** most relevant recent transaction (FNF/FGL)

▶ Financial advisor included only **two** comparable transactions in its analysis – and one is a rejected takeover bid

▶ Financial advisor inexplicably excluded FNF's acquisition of FGL in 2020 – the most recent acquisition of a publicly traded life insurance company

Source: Company reports, Capital Returns Management
Note: Implied price based on FBL book value ex. AOCI per share of $45.16 at 12/31/2020

IV. Flawed Analysis
CAPITAL RETURNS

V. Insufficient Value

CAPITAL RETURNS

Comparable Take Private Transactions

Date	Buyer	Target	Business Mix	Price ($B)	P/B ex. AOCI	P/B
Feb '20	Fidelity National	FG Holdings	Annuities, Life	$2.7	1.65x	1.25x
Aug '15	Sumitomo Life	Symetra	Life, Benefits, Annuities	$3.7	1.56x	1.19x
July '15	Meiji Yasuda	StanCorp	Benefits, Life	$5.0	2.24x	2.17x
June '14	Dai-ichi Life	Protective Life	Life, Annuities	$5.7	<u>1.68x</u>	<u>1.29x</u>
Average					1.78x	1.48x
FBL Book Value per Share (12/31/2020)					$45.16	$69.24
Indicated FBL Per Share Valuation					$80.50	$102.32
Implied Value per FBL Share (Average of Two Approaches)						**$91.41**

▶ Applying multiples of four most recent completed whole company publicly traded life transactions to FBL **implies a value of $91.41 per share**

Source: Company reports, Capital Returns Management

V. Insufficient Value
CAPITAL RETURNS

Comparable Recent Life Transactions

Date	Buyer/Investor	Target	Business Mix	Price ($B)	P/B ex. AOCI	P/B
Oct '20	Brookfield (9.9%)	AEL	Annuities	$0.3	1.28x	0.78x
July '20	KKR	Global Atlantic	Annuities, Life	$4.4	1.00x	1.08x
Feb '20	Fidelity National	FG Holdings	Annuities	$2.7	1.65x	1.25x
Average					1.31x	1.04x
FBL Book Value per Share (12/31/2020)					$45.16	$69.24
Indicated FBL Per Share Valuation					$59.16	$72.01
Implied Value per FBL Share (Average of Two Approaches)						**$65.58**

▶ Applying multiples of three most recent completed life insurance transactions (take private and minority investments) indicate **an arm's length buyer would pay $65.58 per share**

V. Insufficient Value
CAPITAL RETURNS

Minority Buy-In Transactions

	Price/Book Value	**Implied Price**
High	2.08x	$93.99
Mean	1.48x	$66.86
Median	1.31x	$59.32
Low	1.05x	$47.49

▶ Minority buy-in transaction multiples elevated relative to whole company and other comparable transactions, reflecting **premium for strategic importance**

▶ Average buy-in transaction multiple implies a value in excess of $66 per share

Source: S&P Global Market Intelligence, Capital Returns Management
Note: Implied price based on FBL book value ex AOCI per share of $45.16 at 12/31/2020; See APPENDIX for underlying data

V. Insufficient Value
CAPITAL RETURNS

Special Committee Experience

	Target	Multiple	Implied Price
Special Committee Members Have Experience In Sale of Life Businesses			
Roger Brooks	**AmerUS Group**	**1.64x** Price / BVPS ex. AOCI	**$74** Per Share
Paul Larson	**Equitable of Iowa**	**2.62x** Price / BVPS ex. AOCI	**$118** Per Share

▶ Transactions are older, but we expect the members of the Special Committee to use their best efforts to achieve a similar outcome for FFG's shareholders

Source: Company reports, Capital Returns Management
Note: Implied price based on FBL book value ex. AOCI per share of $45.16 at 12/31/2020

V. Insufficient Value
CAPITAL RETURNS

Strategic Importance Demands Premium

▶ FBPCIC employs no personnel and relies entirely upon FBL's employees, management and executives to operate its business

▶ FBL's employees perform nearly every task, function and operation of FBPCIC, including providing general administrative and management services as well as investment advisory services

▶ Simple comparable valuation analysis fails to capture and value the rare, critically dependent relationship between FBL and FBPCIC

Price Ignores Superior Capitalization



Risk-Based Capital Ratio

- 309% — GL
- 365% — UNM
- 370% — MET
- 372% — AEL
- 411% — CNO
- 426% — PRU
- 430% — AIG
- 440% — PFG
- 452% — LNC
- 460% — ATH
- 485% — BHF
- 498% — VOYA
- 516% — AMP
- 528% — FFG
- 550% — AFL

▶ FBL's capital and liquidity positions are strong, and it continues to pay quarterly dividends and repurchase shares

▶ The current proposal of $56 per share does not justify ending FBL's successful existence as a publicly traded company

Source: Company reports, Autonomous Research, Capital Return Management

V. Insufficient Value
CAPITAL RETURNS

Ignores Board's View of Intrinsic Value



Transaction Price

$56.77

$70.07

$68.32

$68.85

FBL's share repurchase activity indicates Board's view of intrinsic value is in excess of $70 per share

- Avg repurchase price ◇ Price-to-book multiple

Avg. repurchase price per share

Price/BVPS ex. AOCI of repurchase

- ▶ FBL repurchased shares at an average price of $69 per share between 2017-2019, well above the Take Private Proposal price of $56 per share

- ▶ FBL Board authorized the purchase of FBL stock in 2018 and 2019 with stock trading at an average P/B (ex. AOCI) of 1.72x and 1.41x, respectively

Source: Company reports, Capital Returns Management

V. Insufficient Value
CAPITAL RETURNS

Ignores Director Sales at Higher Prices



- No member of the Special Committee has sold stock anywhere close to $56; the last sale of FBL stock among Special Committee members was in December 2016 at a price of <u>$80 per share</u>, at a time when FBL's BVPS was substantially lower

- Price-to-book (ex. AOCI) multiple of Board member sales over last 5 years between 1.62x and 1.95x, <u>indicating current intrinsic value is $73-88 per share</u>

Source: Bloomberg, Capital Returns Management

V. Insufficient Value
CAPITAL RETURNS

Ignores Insurance Index Stock Performance



Indexed Stock Performance Since Year-End 2019

← COVID

FFG   S5Life   Transaction Price

Deal Premium	S&P500 Life Insurer Index (S5LIFE)
Unaffected FBL share price (9/3/20)	$37.25
Life Insurer Index performance	+46.1%
FFG implied price	$54.43
Adj. premium @$56	2.9%

▶ FBL stock price performance prior to the Take Private Proposal was heavily correlated with the life insurance sector

▶ Purchase price is grossly inadequate in light of life insurance sector stock performance since the time FBPCIC publicly indicated its interest in buying FBL

▶ Adjusted for peer appreciation since September 3, 2020, the transaction price is not much higher than FBL's implied price

Source: Bloomberg, Capital Returns Management
Note: Transaction price is relative to FBL stock price of $58.93 on 12/31/2019; indexed performance through 4/1/2021

V. Insufficient Value
CAPITAL RETURNS

Deal Price Ignores Trading History



- ▶ The average closing price of FBL stock over the three and five years prior to March 1, 2020 was $68 per share and $66 per share, respectively

Source: Bloomberg, Capital Returns Management
Note: Stock price through 4/1/2021

V. Insufficient Value

CAPITAL RETURNS

Stock Trading Above Deal Price



$60
$55
$50
$45
$40
$35
$30
Stock Price (FFG)
9/3/20
10/3/20
11/3/20
12/3/20
1/3/21
2/3/21
3/3/21
Avg spread: ~9%
Avg spread:
~2%
Series1
Initial offer ($47)
Series3

- Market appears similarly skeptical that FBPCIC's proposal represents maximum value for FBL's shareholders

Source: Bloomberg, Company reports

40

V. Insufficient Value
CAPITAL RETURNS

Missing Takeover Premium

FBL Price / Earnings Multiple		
Proposed Transaction	**5 Year Average**	**3 Year Average**
14.1x	**13.6x**	**14.6x**
Takeover Premium (+20%)	**16.3x**	**17.5x**
Implied Takeover Price	**$65**	**$69**

Source: Bloomberg, Company reports, Raymond James Research, Capital Returns Management
Note: Implied takeover price based on FBL's estimated 2021 operating EPS of $3.96; 3-year average reflects 2017-2019 (i.e., "pre-COVID")

V. Insufficient Value
CAPITAL RETURNS

Price-to-Book Multiple Disconnect

FBL Price / Book Value ex. AOCI Multiple		
Proposed Transaction	**5 Year Average**	**3 Year Average**
1.24x	**1.47x**	**1.60x**
Takeover Premium (+20%)	**1.76x**	**1.92x**
Implied Takeover Price	**$80**	**$87**

▶ Transaction multiple is materially lower than FBL's pre-COVID valuation multiple and is well below FBL's average P/B over the prior five years

Source: Bloomberg, Capital Returns Management
Note: 3-year average reflects 2017-2019 (i.e., "pre-COVID")

V. Insufficient Value
CAPITAL RETURNS

Inexplicable Special Dividend Stoppage

Dividend History		
	Average 2016-2020	**2021E**
Ordinary & Special Dividends	**$3.45**	**$2.08**
Dividend Payout Ratio	**82%**	**53%**

▶ FBL's Board removed $1.50 special dividend for June 30, 2021 from 2021-2023 Financial Plan despite strong capital and liquidity positions

▶ Removal of special dividend was covert way of lowering transaction value, with FBL retaining ~$37M, instead of unaffiliated shareholders

Source: Company reports, Capital Returns Management
Note: Payout ratio calculates as percent of FBL adjusted operating income

V. Insufficient Value
CAPITAL RETURNS

VI. Recommendation

Vote AGAINST this Flawed Transaction

▶ **Transaction is rife with conflicts of interest**

    ▶ Special Committee tasked with negotiating against FBL Board colleagues with limited access to objective data that was not already in the hands of the buyer

▶ **Special Committee received flawed analysis**

    ▶ Financial advisor inexplicably excluded the most recent acquisition of a publicly traded life insurance company and inexplicably included a failed takeover bid

▶ **Negotiating process was lackluster at best**

    ▶ Special Committee never tested FBPCIC's willingness to pay a fair or higher price by signaling it would support a transaction "in the mid-$50's" early in negotiations

▶ **Consideration is well below value implied by comparable transactions**

    ▶ Recent precedent life insurance company transactions support a fair price for FBL that is substantially higher than $56 per share

Vote AGAINST this Flawed Transaction

▶ **Consideration fails to reflect FBL's strategic importance to FBPCIC**

  ▶ Simple comparable valuation analysis fails to capture and value the rare, critically dependent, and richly valued relationship between FBL and FBPCIC

▶ **Stock continues to trade above the proposed transaction price**

  ▶ The market seems to agree with our assessment that FBPCIC's offer does not represent fair and full value as FBL has traded above the deal price every day since FBPCIC's interest became public in September 2020

▶ **Acquisition proposal offers no real premium to shareholders**

  ▶ Adjusted for peer appreciation since September 3, 2020, the transaction price is not much higher than FBL's implied price given the rally in life insurance stocks

▶ **Limited downside to rejecting the proposal and remaining independent**

  ▶ In our view, FBL stock would continue to trade in-line with peers in the mid-$50s even in the absence of a transaction

VII. Appendix

Business Mix Details

	FBL	Protective	Symetra	F&G	StanCorp
Fixed annuities	54%	50%	55%	95%	20%
Life Insurance	46%	50%	15%	5%	0%
Employee Benefits	0%	0%	30%	0%	80%
Transaction Multiples					
Price/Book ex. AOCI	1.24x	1.68x	1.56x	1.65x	2.24x
Price/Book	0.81x	1.29x	1.19x	1.25x	2.17x

Source: Company reports, KBW Research, Capital Returns Management
Note: Business mix is approximate based on adjusted operating earnings (ex. Corporate) around time of transaction; FBL reflects 3-year average

VII. Appendix

Minority Buy-In Transactions

Date	Acquirer	Target	P/B
Nov '18	Employers Mutual Casualty	EMC Insurance Group	1.27x
Mar '16	American Financial Group Inc.	National Interstate Corp.	1.76x
Apr '11	CNA Financial	CNA Surety Corp.	1.10x
Sep '09	Fairfax Financial Holdings Ltd.	Odyssey Re	1.25x
Dec '08	Fairfax Financial Holdings Ltd.	Northbridge Financial Corp	1.31x
Mar '08	National Mutual Insurance Co.	Nationwide Financial Services Inc.	1.47x
July '07	Alfa Mutual Insurance Co.	Alfa Corp.	2.04x
Feb '07	American Financial Group Inc.	Great American Financial Resources Inc.	1.05x
Jan '07	American International Group Inc.	21st Century Insurance Group	2.08x

Source: Company reports, S&P Market Intelligence, Capital Returns Management

VII. Appendix

CAPITAL RETURNS

FBL's P/E Closely Tracks 10Y Yields



CAPITAL RETURNS

FBL's Record of Capital Return to Shareholders



Cumulative Dividends Last 10 Years

- Ordinary dividend
- Special dividend



Payout of Operating Earnings

- Dividend payout
- Buybacks

Source: Company reports, Capital Returns Management

Organizational Chart


Farm Bureau Mutual Holding Company
Public & Other Stockholders
Iowa Farm Bureau Federation (IFBF)
Farm Bureau Multi-State Services, Inc.
38.7%
60.5%
Farm Bureau Management Corporation
0.8%
FBL Financial Group, Inc. (FFG)
Farm Bureau Property & Casualty Insurance Co. (FBPCIC)
Western Agricultural Insurance Company
Farm Bureau Life Insurance Co.
FBL Financial Group Capital Trust
FBL Financial Services, Inc.
FBL Wealth Management, LLC
FBL Marketing Services, LLC
80%
FBL Insurance Brokerage, LLC
20%
Greenfield Life Insurance Co.
FBL Assigned Benefit Co.
FBL Investment Management Services, Inc.
FBL Leasing Services, Inc.

Source: Company reports

Brief Overview

FBL Financial Group, Inc.			
Company	Farm Bureau Life Insurance Co. (FBLIC)	Greenfields Life Insurance Co.	Farm Bureau P&C Insurance Co. (FBPCIC)
Relationship	Wholly-owned subsidiary	Subsidiary of FBLIC	Managed by FBL Group
Brand	Farm Bureau Financial Services	Greenfields	Farm Bureau Financial Services
Distribution	1,601 exclusive agents	13 exclusive agents	953 exclusive agents
Products	Life, annuity and investments	Life, annuity and investments	Personal and commercial P&C

Source: Company reports

VII. Appendix
CAPITAL RETURNS